SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                  Commission File Number 0-19378


                           NOTIFICATION OF LATE FILING



(Check One):  |_| Form 10-K  |_| Form 11-K  |_| Form 20-F
              |X| Form 10-Q  |_| Form N-SAR


For Period Ended: September 30, 1996

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         Part I. Registrant Information

Full name of registrant LIUSKI INTERNATIONAL, INC.
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Former name if applicable

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Address of principal executive office (Street and number)
                                6585 Crescent Drive
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City, State and Zip Code  Norcross, Georgia 30071
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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

     State below in reasonable detail why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) The Company requires additional time to finalize its recording and review of its quarter ended closing entries primarily with respect to additional accounts receivable reserves.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Joseph L. Cannella                      (212)                       826-2000
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         (Name)                     (Area code)               (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X| Yes   |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a net loss for the three month period ended September 30, 1996 of between $1.5 million and $1.8 million. Additionally, the Company expects to amend its 1996 second quarter Form 10-Q for the three months ended June 30, 1996 to reflect a net loss of between $1.6 million and $2.0 million as compared to the previously reported net income of $400,892. These losses are primarily the result of increases to receivables reserves. The expected net loss for the nine month period ended September 30, 1996 is between $3.3 million and $3.7 million.

                           LIUSKI INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date                                                 By  /s/ Hsing Yen Liu
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      November 15, 1996                                  Hsing Yen Liu
                                                         Chairman of the Board